UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2013

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, 25 July 2013

First-half 2013 results

Commercial initiatives, strengthened in the second quarter, helped revive mobile customer base growth in France, Poland and Spain

Orange confirms its operating cash flow objective of more than 7 billion euros for 2013, thanks in particular to the results of its cost control plan

•

Orange had 231.5 million customers at 30 June 2013, a year-on-year increase of 3.1% (+6.9 million net additions):

-

in France, net mobile contract sales1 were at their highest level since the arrival of the fourth mobile operator, with the Sosh and Open offers particularly dynamic. The mobile customer base in France grew 1.5% year on year

-

in Spain, the success of the segmented and quadruple-play offers supported the growth in mobile contract customers (+9.8%), and the fixed broadband customer base which rose 14.2%

-

Africa and the Middle East had 84.0 million mobile customers at 30 June 2013, up 9.8% (+7.5 million net additions)

•

Consolidated revenues were 20.603 billion euros, down 4.5% on a comparable basis. Excluding the impact of regulatory measures, revenues declined 2.2%:

-

in France, revenues from mobile services fell 4.5% in the first half. Mobile ARPU stabilised in the second quarter compared to the first quarter, in line with the forecast for the year of -12%

-

in Spain, first-half revenues rose 3.9%, led by the growth of the customer base

-

in Poland, the decline in mobile services was limited to -2.8% in the first half while fixed broadband rose 8.1%

-

in the rest of Europe, revenues rose 0.6%

-

in Africa and the Middle East, revenues grew 4.0% over the first half, led by Côte d’Ivoire, Senegal, Egypt and Guinea

-

Enterprise: revenues fell 4.9% in the first half in a difficult European economic context and with intensified competition

•

Restated EBITDA was 6.417 billion euros. The EBITDA margin (31.1%) decline was limited to 1.0 percentage points, after falling 1.6 percentage points in the first and second halves of 2012 (on a comparable basis), thanks to a reduction in costs of 441 million euros: direct costs fell 5.8% and indirect costs fell 1.4%.

Orange France had an EBITDA margin of 36.3%, relatively stable compared to the first half of 2012, and contributed almost all of the cost reductions of the Group

•

CAPEX (2.455 billion euros) rose 0.9% on a comparable basis, led by CAPEX on 4G mobile and fibre, notably in France. The ratio of CAPEX to revenues was 11.9%, an increase of 0.6 percentage points compared with the first half of 2012

•

First-half net income was 1.209 billion euros, compared to 1.909 billion euros in the first half of 2012

1   Excluding machine-to-machine.

•

Operating cash flow (restated EBITDA less CAPEX) was 3.962 billion euros, representing 57% of the 2013 full-year target

•

Net debt was 29.610 billion euros at 30 June 2013, a reduction of 935 million euros compared to 31 December 2012. The restated ratio of net debt to EBITDA was 2.21. Net debt at 30 June 2013 does not include the impact of the fiscal dispute2

2013 outlook

The Group confirms the objective it has set for 2013 of operating cash flow (restated EBITDA less CAPEX) of more than 7 billion euros. The ratio of net debt/EBITDA should be about 2.2 at the end of 2013 and return to a level of close to 2 at the end of 2014, excluding the impact of the tax dispute2, in order to preserve the Group’s financial soundness under all circumstances.

The Group confirms that a dividend of a minimum of 0.80 euros per share will be paid for 2013. The Board of Directors decided on 24 July 2013 to pay an interim ordinary dividend for the current year based on the results of the first half of 2013. The interim dividend will be 0.30 euros per share and will be paid on 11 December.

In addition, the Group will pursue a policy of prudent and selective acquisitions in accordance with its net debt / EBITDA objective, concentrating on possible consolidation and disposals in the markets in which it operates.

Commenting on the results for the first half of 2013, Orange Chairman and CEO Stéphane Richard said: “Against a macro-economic and competitive backdrop that remains difficult in our main markets, these results demonstrate the effectiveness of our strategy both commercially and in terms of reducing our cost structure.

On the commercial side, in France and Poland we achieved record quarterly net sales in mobile contracts for the first time in two years. In Spain, quarter after quarter we are gaining market share, increasing revenues 3.9% in the half while improving profitability. Africa and the Middle East continue to drive the Group’s growth with revenues up 4% in the half. On our cost structure, our efforts are delivering concrete results with the 600 million-euro cost reduction target for the year largely achieved by the end of the first half.

We are also maintaining the roll out of our high-speed fibre and 4G networks and are seeing real appetite for very high-speed broadband from our customers who are showing a willingness to pay a premium to access these services. These results, achieved thanks to the fighting spirit and determination of all our employees, allow us to confirm our 2013 objectives and to be confident in our ability to stabilise our operational cash flow in 2014.”

2   The payment of around 2.150 billion euros to be made in the second half of 2013, related to the impact of a tax dispute concerning the year 2005, for which Orange will file a judicial appeal.

key figures

•

half-year data

In millions of euros	2013	2012 comparable basis	2012 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidation scope
Revenue	20,603	21,570	21,843	(4.5)%	(2.2)%	(5.7)%	(0.4)%	(0.8)%
Of which :
France	10,084	10,822	10,826	(6.8)%	(4.0)%	(6.9)%	-	(0.0)%
Spain	2,021	1,988	1,988	1.6%	3.9%	1.6%	-	-
Poland	1,572	1,720	1,694	(8.6)%	(4.5)%	(7.2)%	1.6%	(0.0)%
Rest of World	3,877	3,866	4,144	0.3%	2.4%	(6.4)%	(2.7)%	(4.0)%
Enterprise	3,297	3,467	3,489	(4.9)%	(4.9)%	(5.5)%	(0.2)%	(0.4)%
International Carriers and Shared Services	830	814	817	2.0%	2.0%	1.7%	(0.1)%	(0.3)%
Eliminations	(1,078)	(1,107)	(1,115)	-	-	-	-	-
Restated EBITDA*	6,417	6,943	7,004	(7.6)%	(5.0)%	(8.4)%	(0.3)%	(0.6)%
As % of revenues	31.1%	32.2%	32.1%	(1.0)pt	(0.9)pt	(0.9)pt	-	-
Of which :
France	3,662	3,960	4,020	(7.5)%	(4.1)%	(8.9)%	-	(1.5)%
Spain	469	455	455	3.1%	5.5%	3.1%	-	-
Poland	487	602	591	(19.0)%	(18.6)%	(17.6)%	1.6%	0.2%
Rest of World	1,240	1,374	1,453	(9.8)%	(7.5)%	(14.7)%	(2.5)%	(3.0)%
Enterprise	517	592	596	(12.7)%	(12.7)%	(13.2)%	1.2%	(1.7)%
International Carriers and Shared Services	43	(40)	(111)	(207.0)%	(207.0)%	(138.3)%	(0.6)%	(63.6)%
Operating Income	2,993		3,488
Net income	1,209		1,909
Net income attributable to equity owners of France Telecom SA	1,068		1,738
CAPEX (excluding licences)	2,455	2,433	2,460	0.9%		(0.2)%
As % of revenues	11.9%	11.3%	11.3%	0.6pt		0.7pt
Operating cash flow (restated EBITDA*- CAPEX)	3,962	4,510	4,544	(12.2)%		(12.8)%
		At 30 June 2013	At 31 Dec. 2012
Net financial debt		29,610	30,545
Restated ratio of net financial debt / EBITDA**		2.21	2.17

* EBITDA restatements are described in appendix 5. ** The method of calculating the restated ratio of net financial debt to EBITDA is described in appendix 4.

•

quarterly data

In millions of euros	2nd quarter 2013	2nd quarter 2012 comparable basis	2nd quarter 2012 historical basis	change comparable basis	change excluding regulatory measures	change historical basis	impact of change in exchange rates	impact of change in consolidation scope
Revenue	10,323	10,849	10,921	(4.8)%	(2.5)%	(5.5)%	(0.5)%	(0.1)%
Of which :
France	5,015	5,423	5,425	(7.5)%	(4.7)%	(7.6)%	-	(0.0)%
Spain	1,032	1,007	1,007	2.5%	4.6%	2.5%	-	-
Poland	786	873	862	(9.9)%	(5.7)%	(8.8)%	1.3%	(0.0)%
Rest of World	1,943	1,945	2,011	(0.1)%	1.9%	(3.4)%	(3.3)%	0.0%
Enterprise	1,662	1,740	1,755	(4.5)%	(4.5)%	(5.3)%	(0.2)%	(0.6)%
International Carriers and Shared Services	424	405	407	4.5%	4.5%	4.1%	(0.1)%	(0.3)%
Eliminations	(539)	(545)	(546)	-	-	-	-	-
Restated EBITDA*	3,293	3,597	3,572	(8.4)%	(5.8)%	(7.8)%	(0.3)%	1.0%
As % of revenues	31.9%	33.1%	32.7%	(1.3)pt	(1.1)pt	(0.8)pt
CAPEX (excluding licences)	1,305	1,353	1,363	(3.5)%		(4.2)%	(0.7)%	0.0%
As % of revenues	12.6%	12.5%	12.5%	0.2pt		0.2pt
Operating cash flow (restated EBITDA* - CAPEX)	1,987	2,243	2,209	(11.4)%		(10.1)%

* EBITDA restatements are described in appendix 5.

*

*        *

The Board of Directors of Orange S.A. met on 24 July 2013 and examined the Group's financial statements.

The Group’s statutory auditors performed a limited review of the half-year 2013 financial position and issued their report on the half-year financial information for 2013.

More detailed information is available on the Orange website:

www.orange.com

comments on key Group figures

revenues

Orange Group revenues were 20.603 billion euros in the first half of 2013, a decrease of 4.5% on a comparable basis. Excluding the impact of regulatory measures (-511 million euros), Group revenues declined 2.2% compared to the first half of 2012.

In the second quarter of 2013, Group revenues were 10.323 billion euros, down 4.8% on a comparable basis. Excluding the impact of regulatory measures (-260 million euros), revenues fell 2.5%, after a 1.8% decline in the first quarter of 2013. Sustained growth in Spain and the Africa-Middle East region partially offset declining revenues in France, Poland and Belgium.

Revenue trends by region, excluding the impact of regulatory measures, were as follows:

•

in France, mobile services revenues declined 4.5% over the half-year period due to the ARPU trend (-12.1%; -6.6% excluding the impact of regulatory measures at 30 June 2013). This is in line with the forecast decline for the year, whereas the contract customer base grew 4.6% year on year. Fixed broadband revenues rose 0.3%: the impact of the 2.3% increase in the customer base led by fibre was partially offset by the effect of the growing share of Open quadruple-play offers;

•

in Spain, revenues rose 3.9% in the first half (+4.6% in the second quarter), led by the steady growth of mobile contracts and fixed broadband subscribers. Added to this in the second quarter was the development of mobile handset sales paid for by instalments;

•

in Poland, the decline in mobile services revenues was limited to 2.8% in the first half while fixed broadband rose 8.1%, reflecting ARPU growth;

•

Rest of World segment: in Africa and the Middle East revenues rose 4.0% over the half (+4.7% in the second quarter), led by Côte d’Ivoire, Senegal, Egypt, Guinea and Niger. Europe rose 0.6%: the revenue decline in Belgium and Slovakia was more than offset by the growth in the other countries (Luxembourg, Romania, Moldova and Armenia);

•

Enterprise segment: the first half was down 4.9% in a difficult economic context with intensified competition. Security solutions grew 23%.

On an historical basis, first-half 2013 revenues fell 5.7% compared to the first half of 2012, which included the impact of changes in consolidation scope (-0.8 percentage points) principally related to the disposal of Orange Switzerland on 29 February 2012 and the disposal of Etrali on 3 June 2013, as well as the impact of foreign exchange variations (-0.4 percentage points): the declines in the Egyptian pound, the Dominican peso, the US dollar and the Jordanian dinar were partially offset by the increase in the Polish zloty.

customer base growth

The Group had 231.5 million customers (excluding MVNOs) at 30 June 2013, a year-on-year increase of 3.1% with 6.9 million net additions. There were 173.6 million mobile services customers at 30 June 2013, a year-on-year increase of 4.6% (+7.7 million net additions):

-

Africa and the Middle East had a combined total of 84.0 million customers at 30 June 2013, an increase of 9.8% (+7.5 million net additions). Orange Money, now marketed in thirteen countries of Africa and the Middle East, had 7.4 million customers at 30 June 2013;

-

In France, the mobile customer base of 26.7 million customers at 30 June 2013 was up 1.5% (+390,000 net additions). Contract customers (20.0 million) rose 4.6% due to the buoyancy of the Open quadruple-play and the Sosh online offers, which together represented 31% of the contract customer base at 30 June 2013, compared to 15% a year earlier;

-

the other regions had 62.9 million customers at 30 June 2013, up 0.9% (+570,000 net additions) year on year, excluding the impact of the disposal of Orange Austria. The increase was related to Spain, the Dominican Republic, Moldova, Poland, Romania and Luxembourg. At the same time, the United Kingdom, Slovakia and Belgium recorded a decrease in their mobile customer bases.

Fixed broadband had 15.1 million customers at 30 June 2013, a year-on-year increase of 2.9% representing 430,000 net additions, including 226,000 in France, 188,000 in Spain and 28,000 in Slovakia. Fixed broadband subscribers included 299,000 fibre customers at 30 June 2013, of which 239,000 are in France, 57,000 in Slovakia and nearly 3,000 in Moldova. In France, the Open quadruple-play offers represented 29% of the fixed broadband customer base, compared to 18% a year earlier.

restated EBITDA

Restated EBITDA was 6.417 billion euros in the first half of 2013, compared to 6.943 billion euros in the first half of 2012, a decline of 7.6% on a comparable basis. Excluding the impact of regulatory measures (-190 million euros), the decrease was 5.0%.

The ratio of restated EBITDA to revenues was 31.1%, with the decline limited to 1.0 percentage points from the first half of 2012 due to the 5.8% reduction in direct costs and the 1.4% reduction in indirect costs.

Commercial expenses and content purchases declined 2.8% in the half; they concerned both commercial expenses related to the development of SIM-only offers in France and Spain and content purchases. The ratio of commercial expenses and content purchases to revenues was 14.8% in the first half of 2013 (+0.3 percentage points compared to the first half of 2012).

Service fees and inter-operator costs fell 8.7%. Excluding the favourable impact of the reduction in call termination rates (+321 million euros), these costs rose 3.2%, linked in particular to the growth in SMS and interconnection volumes with international carriers. The ratio of service fees and inter-operator costs to revenues (12.4%) improved 0.6 percentage points in relation to the first half of 2012.

Labour expenses (restated) were down 0.7%. On a comparable basis, the average number of full time equivalent employees fell 1.6% to 161,457 in the first half of 2013, versus 164,046 in the first half of 2012. The ratio of labour expenses (restated) to revenues was 22.2%, an increase of 0.8 percentage points compared with the first half of 2012.

All other expenses (restated) decreased 1.9% in the first half of 2013, compared with a 1.3% increase for 2012 as a whole, due to the drop in overheads and subcontracting expenses. The ratio of other expenses to revenues was 19.5%, an increase of 0.5 percentage points compared to the first half of 2012.

operating income

The Orange Group operating income was 2.993 billion euros in the first half of 2013, a decrease of 495 million euros (-14.2%) on an historical basis, including the impact of changes in consolidation scope (-134 million euros) and a positive foreign exchange impact of 10 million euros. On a comparable basis, the operating income decline was 372 million euros (-11.0%). This is due in particular to:

-

the reduction in EBITDA3 (-249 million euros);

-

the increase in goodwill impairment (-226 million euros), which related to an impairment in Belgium in the first half of 2013 (-385 million euros) versus an impairment in Romania in the first half of 2012 (-159 million euros).

These unfavourable items were partially offset by the reduction in charges to depreciation and amortisation (+124 million euros).

net income

Consolidated net income for the Orange Group was 1.209 billion euros in the first half of 2013, compared to 1.909 billion euros in the first half of 2012, a decline of 700 million euros. This includes:

-

the decrease in operating income of 495 million euros;

-

the decrease in net financial income of 172 million euros related in part to the impact of the recognition of financial income of 272 million euros in the first half of 2012, with the revision of financial parameters for the acquisition price of ECMS shares from OTMT and for the free float, and secondly to an improved financial result in the first half of 2013 excluding this impact ; and

-

the increase in income tax (-33 million euros).

CAPEX

CAPEX rose 0.9% on a comparable basis to 2.455 billion euros in the first half of 2013. The ratio of CAPEX to revenues was 11.9%, a 0.6 percentage-point increase compared with the first half of 2012.  Investment in networks, which represented 55% of the Group’s CAPEX in the first half of 2013, rose 2% led by the development of strategic projects such as:

-

in France, the ramp-up of fibre deployment, with 2.1 million homes connectable at 30 June 2013 (+59% year on year), and the acceleration of investments in 4G very high-speed broadband, with more than 100 towns covered and 886 active sites at 30 June 2013;

-

in Spain, the continuation of mobile network transformation programmes with the replacement of the network access and increased capital spending on capacity. At the same time, 4G was commercially available in six cities as of 8 July. On 13 March 2013, Orange Spain signed a partnership agreement with Vodafone for fibre deployment with a target of 800,000 homes connectable by the end of the first quarter of 2014.

-

in Poland, the mobile network sharing programme accelerated in the first half of 2013.

-

in the Rest of World segment, CAPEX on mobile networks remained high. Investment in 4G continued following the commercial launch of very high-speed mobile broadband in Luxembourg, Romania, Moldova and the Dominican Republic from late 2012.

3   Non-restated EBITDA (consolidated income statement presented in appendix 1). EBITDA restatements are described in appendix 5.

operating cash flow

Operating cash flow, which corresponds to restated EBITDA less CAPEX, was 3.962 billion euros in the first half of 2013. This is in line with the Group’s full-year target for 2013 of more than 7.0 billion euros in operating cash flow.

net financial debt

The Orange Group had net financial debt of 29.610 billion euros at 30 June 2013, a reduction of 935 million euros from 31 December 2012. The main components of the change in net financial debt in the first half of 2013 are presented in appendix 4.

The restated ratio of net financial debt to EBITDA was 2.21 at 30 June 2013. Including the impact of the payment related to a tax dispute concerning the financial year 2005 of about 2.150 billion euros to be made in the second half of 2013, the restated ratio of net financial debt to EBITDA was 2.37.

2013 dividend

The Group confirms the payment of a dividend of a minimum of 0.80 euros per share for 2013 as a whole4 The Board of Directors decided on 24 July 2013 to pay an interim ordinary dividend for the current year based on first-half 2013 results. The interim dividend will be 0.30 euros per share and will be paid on 11 December 2013. The ex-dividend date for the interim dividend is set for the morning of 6 December 2013 and the record date is the evening of 10 December 2013.

4   Subject to the approval of the Annual General Meeting of shareholders.

review by operating segment

France

In millions of euros	period ended 30 June
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	10,084	10,822	10,826	(6.8)%	(6.9)%
Restated EBITDA	3,662	3,960	4,020	(7.5)%	(8.9)%
Restated EBITDA / Revenues	36.3%	36.6%	37.1%	0	0
CAPEX	1,277	1,246	1,246	2.5%	2.5%
CAPEX / Revenues	12.7%	11.5%	11.5%
Restated EBITDA - CAPEX	2,384	2,714	2,774	(12.1)%	(14.1)%

Revenues in France declined 6.8% on a comparable basis to 10.084 billion euros. Excluding the impact of regulatory measures (-314 million euros), revenues decreased 4.0%.

Mobile services (4.289 billion euros) fell 9.8% on a comparable basis, - 4.5% excluding the impact of regulatory measures (-266 million euros). The growth of national roaming partially offset the impact of rate reductions. ARPU declined 12.1% at 30 June 2013 (-6.6% excluding regulatory measures), in line with expectations for the year as a whole.

The mobile customer base stood at 26.710 million customers at 30 June 2013, a 1.5% increase year on year. Contracts rose 4.6% to a total of 20.033 million customers (+881,000 net additions). The Sosh online offers had 1.364 customers at 30 June 2013, while the Open quadruple-play offers had 3.821 million customers on the same date. The combined customers of Open and Sosh offers represented 31% of the contract customer base5 at 30 June 2013, compared to 15% one year earlier.

Fixed services fell 4.1% on a comparable basis to 5.307 billion euros. Excluding the impact of regulatory measures (-48 million euros), revenues declined 3.2%, reflecting the downward trend in traditional telephone services (-13.8%). Fixed broadband showed a modest increase of 0.3%, impacted by the development of Open quadruple-play offers, which represented 29% of the fixed broadband customer base at 30 June 2013 compared with 18% one year earlier. The fixed broadband customer base stood at 9.975 million subscribers on 30 June 2013, an increase of 2.3% year on year. It included 239,000 fibre subscribers, almost double that of one year earlier. Revenues from Carrier Services grew 0.2% on a comparable basis. Excluding the impact of regulatory measures (-48 million euros), revenues rose 2.9% due to the unbundling of lines.

second quarter 2013

Revenues in France were 5.015 billion euros, a 7.5% decrease on a comparable basis. Excluding the impact of regulatory measures (-163 million euros), revenues declined 4.7% after falling 3.4% in the first quarter.

Mobile services fell 11.5% on a comparable basis to 2.132 billion euros. Excluding the impact of regulatory measures (-140 million euros), revenues decreased 6.1% after falling 2.9% in the first quarter.

Revenues from fixed services declined 3.9% on a comparable basis to 2.645 billion euros, a decrease of 3.1% excluding the impact of regulatory measures, after falling 3.4% in the first quarter. The fixed broadband conquest share was estimated at about 20% in the second quarter, an improvement on the first quarter (15.7%).

Restated EBITDA for France declined 298 million euros (-7.5%) to 3.662 billion euros on a comparable basis; about half of the decrease was due to the impact of regulatory measures (-142 million euros). Despite the significant downturn in revenues, the restated EBITDA margin of 36.3% for the first half of 2013 was essentially stable compared with the first half of 2012, thanks to major savings: in direct costs, mainly with lower commercial costs and content purchases; in indirect costs, with the reduction in subcontracting costs; in labour expenses; and in overheads.

CAPEX in France rose to 1.277 billion euros in the first half of 2013, a 2.5% increase compared to the first half of 2012: with a particularly significant increase in 4G very high-speed broadband, with more than 100 towns covered and 886 active sites as at 30 June 2013; fibre coverage also increased, with 2.1 million homes connectable as at 30 June 2013, growth of 59% year on year.

5   Excluding machine-to-machine contracts and Internet keys.

Spain

In millions of euros	period ended 30 June
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	2,021	1,988	1,988	1.6%	1.6%
Restated EBITDA	469	455	455	3.1%	3.1%
Restated EBITDA / Revenues	23.2%	22.9%	22.9%	0	0
CAPEX	237	210	210	12.9%	12.9%
CAPEX / Revenues	11.7%	10.6%	10.6%
Restated EBITDA - CAPEX	232	245	245	(5.4)%	(5.4)%

Revenues in Spain rose 1.6% to 2.021 billion euros. Excluding the impact of regulatory measures (-44 million euros), revenues rose 3.9% compared to the first half of 2012.

Mobile services declined 3.0% to 1.485 billion euros. Excluding the impact of regulatory measures (-44 million euros), revenues remained stable (-0.1%) compared to the first half of 2012.

The mobile customer base stood at 12.238 million customers on 30 June 20136, a 4.5% increase year on year. Contracts rose 9.8% (+770,000 new additions) to a total of 8.614 million customers at 30 June 2013, i.e. 70.4% of the total customer base on that date (+3.4 percentage points year on year). Orange Spain retained its net positive share of the mobile services portability market in the first half of 2013. The new Canguro quadruple-play offers marketed last April were a big success and represented nearly one third of the gross sales of consumer mobile contracts in the second quarter of 2013.

Mobile equipment sales (110 million euros) rose sharply (+26.5% compared with the first half of 2012) due to the sale of mobile handsets paid for by instalments, a commercial operation launched in the second quarter of 2013.

Fixed services rose 15.4% on a comparable basis to 418 million euros, led by the growth of carrier services (+42%) and the continued climb of fixed broadband services (+10.6%). The number of broadband subscribers was up 14.2% year on year to 1.512 million customers at 30 June 2013, whereas first half ARPU declined -0.7%, reflecting the growth of convergent offers.

second quarter 2013

Revenues in Spain were 1.032 billion euros, an increase of +2.5%. Excluding the impact of regulatory measures (-20 million euros), revenues rose 4.6%, 1.3 percentage points higher than in the first quarter (+3.3%), led by the very strong growth of mobile handset sales paid for by instalments. Mobile services declined 1.0% excluding the impact of regulatory measures, after rising 0.8% in the first quarter. The downturn reflected the rapid growth of SIM-only offers. Fixed services rose 14.8% due to the growth in carrier services (+48%) and broadband fixed services (+7.9%).

Restated EBITDA in Spain rose 3.1% to 469 million euros. The restated EBITDA margin was 23.2%, a 0.3 percentage-point improvement compared to the first half of 2012. This revenue growth was partially offset by a limited increase in commercial expenses, while combined direct and indirect costs remained stable on the whole.

CAPEX in Spain rose 12.9% compared to the first half of 2012 to 237 million euros, reflecting the continuation of mobile network transformation programmes, with the renovation of the subscriber network and increased capital spending on capacity. 4G was made commercially available in six cities as of 8 July. On 13 March 2013, Orange Spain signed a partnership agreement with Vodafone for fibre deployment, with a target of 800,000 homes connectable by the end of the first quarter 2014.

6   Including the integration of the 398,000 Simyo customers in the first quarter of 2013.

Poland

In millions of euros	period ended 30 June
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	1,572	1,720	1,694	(8.6)%	(7.2)%
Restated EBITDA	487	602	591	(19.0)%	(17.6)%
Restated EBITDA / Revenues	31.0%	35.0%	34.9%	0	0
CAPEX	204	212	208	(3.8)%	(1.9)%
CAPEX / Revenues	13.0%	12.3%	12.3%
Restated EBITDA - CAPEX	283	390	383	(27.3)%	(26.1)%

Revenues in Poland declined 8.6% on a comparable basis to 1.572 billion euros in the first half of 2013. Excluding the impact of regulatory measures (-74 million euros), half-year revenues fell 4.5%.

Mobile services (747 million euros) decreased 10.3% on a comparable basis, largely due to the impact of regulatory measures. Excluding the impact of regulatory measures (-64 million euros), the erosion was limited to 2.8%. The mobile customer base rose 1.3% to 14.947 million customers at 30 June 2013, led by a 2.0% year-on-year increase in prepaid offers (7.977 million customers at 30 June 2013) and a rebound in contract customer numbers in the second quarter (+64,000 additional customers). The 25 April launch of the “nju.mobile” online offer has already been a success, with 80,000 customers at 30 June 2013. The Open Orange multi-play offer had a total of 125,000 customers on that same date.

Fixed services declined 9.4% on a comparable basis to 734 million euros; they were down 8.3% excluding the impact of regulatory measures. The downward trend for traditional telephony (-16.3% excluding regulatory measures) was partially offset by the growth of fixed broadband (+8.1%), led by the increase in ARPU (+7.5%) with the development of multi-play offers. The number of VoIP customers was up sharply (+69% year on year) with 465,000 customers at 30 June 2013. The number of fixed broadband customers dipped slightly (-1.2%), with 2.317 million customers at 30 June 2013.

second quarter 2013

Revenues in Poland totalled 786 million euros, a 9.9% decrease on a comparable basis. Excluding the impact of regulatory measures (-39 million euros), revenues fell 5.7%, after declining 3.2% in the first quarter. Mobile services decreased 3.4% excluding the impact of regulatory measures, after falling 2.2% in the first quarter. Orange Poland remained the mobile market leader in value, with its estimated market share stable at 28.3% in the second quarter of 2013. Fixed services were down 10.1% after declining 6.5% in the first quarter; the greater decrease in the second quarter was due to the basis of comparison with 2012, with the UEFA EURO football championship generating additional revenues in the second quarter of 2012. Fixed broadband continued its steady climb, rising 6.8% in the second quarter after an increase of 9.3% in the first quarter.

Restated EBITDA in Poland (487 million euros) fell 19.0% on a comparable basis (-115 million euros) due to the decline in revenues, partially offset by lower service fees and inter-operator costs as a result of call termination rate decreases imposed by the regulator.

CAPEX in Poland was 204 million euros, a 3.8% decrease on a comparable basis due to optimised IT costs and the launch of a new television platform in the first half of 2012. Meanwhile, the mobile network sharing programme was ramped up over the course of the first half 2013.

Rest of World

In millions of euros	period ended 30 June
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	3,877	3,866	4,144	0.3%	(6.4)%
Restated EBITDA	1,240	1,374	1,453	(9.8)%	(14.7)%
Restated EBITDA / Revenues	32.0%	35.5%	35.1%	0	0
CAPEX	398	462	493	(13.8)%	(19.2)%
CAPEX / Revenues	10.3%	12.0%	11.9%
Restated EBITDA - CAPEX	841	911	960	(7.7)%	(12.4)%

Revenues in the Rest of World segment were 3.877 billion euros, growth of +0.3% on a comparable basis. Excluding the impact of regulatory measures (-79 million euros), the increase was 2.4% in the first half of 2013.

In Africa and the Middle East, revenue growth excluding regulatory measures (+4.0%) reflected the sustained growth of the mobile customer base, which stood at 84.0 million customers on 30 June 2013, with 7.5 million net additions year on year (+9.8%). Côte d’Ivoire, Senegal, Egypt, Guinea and Niger were the main contributors. Orange Money, now marketed in thirteen countries of Africa and the Middle East, had 7.4 million customers at 30 June 2013, compared with 4.3 million one year earlier.

In Europe, revenues rose 0.6% in the first half (excluding regulatory measures), related to mobile equipment sales, and in particular smartphone sales in Belgium. Mobile services declined 2.0%, reflecting rate decreases: the downturn in Belgium and Slovakia was partially offset by the upturn in the other countries (Luxembourg, Romania, Moldova and Armenia). Excluding the impact of the Orange Austria disposal, the mobile services customer base in the Europe zone (19.7 million customers at 30 June 2013) rose 0.9% year on year, led by the 3.3% growth in contract customers (+324,000 additional customers).

In the Dominican Republic, revenues climbed 5.1%, led by growth in the mobile customer base, which stood at 3.361 million customers on 30 June 2013 (+7.3% year on year).

second quarter 2013

Revenues were stable on a comparable basis (-0.1%) at 1.943 billion euros, after rising 0.7% in the first quarter. Excluding the impact of regulatory measures (-38 million euros), revenues rose 1.9% after rising 2.9% in the first quarter. The slowing of growth in the second quarter was linked to the Belgian market, with fewer mobile equipment sales than in the first quarter and a greater decrease in mobile services. Conversely, growth improved in the Africa and Middle East zone in the second quarter, representing 4.7% in the second quarter after rising 3.3% in the first quarter.

Restated EBITDA for the Rest of World segment (1.240 billion euros) decreased 9.8% on a comparable basis. Excluding the impact of regulatory measures (-34 million euros), the decline was 7.5%, corresponding to increased commercial costs, particularly in Belgium and Romania, and to the unfavourable impact of foreign exchange and inflation in Egypt.

CAPEX in the Rest of World segment (398 million euros) was 13.8% lower on a comparable basis following the major investments made in 2012 in the mobile networks in Egypt and the completion of the renovation of the mobile subscriber network in Romania (rural areas) and Slovakia. 4G CAPEX continued following the commercial launch of very high-speed mobile broadband in Luxembourg, Romania, Moldova and the Dominican Republic starting in late 2012.

Enterprise

In millions of euros	period ended 30 June
	2013	2012	2012	13/12	13/12
		comparable basis	historical basis	comparable basis	historical basis
Revenue	3,297	3,467	3,489	(4.9)%	(5.5)%
Restated EBITDA	517	592	596	(12.7)%	(13.2)%
Restated EBITDA / Revenues	15.7%	17.1%	17.1%
CAPEX	149	171	172	(12.7)%	(13.2)%
CAPEX / Revenues	4.5%	4.9%	4.9%
Restated EBITDA - CAPEX	368	421	423	(12.8)%	(13.2)%

Revenues in the Enterprise segment were 3.297 billion euros in the first half of 2013, a decrease of 4.9% on a comparable basis, mainly due to the downturn in legacy business services, especially in France. Competitive pressures mounted in the first half against the continued difficult economic backdrop in Europe.

Services operations declined 3.8% to 844 million euros. The integration of services and unified communication and collaborative services slowed significantly in the first half of 2013 in Europe. Meanwhile, security solutions rose sharply (+23%).

Growing networks (205 million euros) increased 4.6%, led by Voice over IP (+5.9%) and satellite access (+4.5%).

Mature networks (1.377 billion euros) declined 0.7%, reflecting the slowdown of IPVPN growth due to rate reductions, partially offset by the rise in volume. Broadcast services decreased 2.0%.

Legacy networks (871 million euros) declined 13.4%, at a similar pace to that of 2012.

second quarter 2013

Revenues (1.662 billion euros) declined 4.5% on a comparable basis in relation to the second quarter of 2012, after falling 5.3% in the first quarter. The 0.8 percentage-point improvement between the two quarters was related to international revenues, which rose 1.3% in the second quarter after falling 1.4% in the first quarter. In France, the revenue trend continued to reflect the sluggishness of the service operations.

Restated EBITDA for the Enterprise segment (517 million euros) declined 12.7% on a comparable basis. The restated EBITDA margin was 15.7%, a 1.4 percentage-point decline compared to the first half of 2012. More than half of the decrease in revenues was offset by lower direct costs (service fees and inter-operator costs and commercial expenses), overheads and other indirect costs.

CAPEX was 149 million euros in the first half of 2013. The 12.7% decrease compared to the first half of 2012 on a comparable basis reflects the adjustment of CAPEX in line with the business performance.

schedule of upcoming events

•

23 October 2013: third-quarter 2013 results

contacts

press: +33 1 44 44 93 93

Béatrice Mandine

beatrice.mandine@orange.com

Jean-Bernard Orsoni

jeanbernard.orsoni@orange.com

Sébastien Audra

sebastien.audra@orange.com

Tom Wright

tom.wright@orange.com

Olivier Emberger

olivier.emberger@orange.com

Mylène Blin

mylène.blin@orange.com

financial communications: +33 1 44 44 04 32

(analysts and investors)

Patrice Lambert-de Diesbach

p.lambert@orange.com

Corentin Maigné

corentin.maigne@orange.com

Jérôme Blin

jerome.blin@orange.com

Luca Gaballo
luca.gaballo@orange.com

Didier Kohn
didier.kohn@orange.com

Florent Razafi

florent.razafi@orange.com

All press releases are available on the Group’s websites:

•

www.orange.com

•

www.orange.es

•

www.ee.co.uk

•

www.tp-ir.pl

•

www.orange-business.com

disclaimer

This press release contains forward-looking indications. Although we believe these statements are based on reasonable assumptions, these forward-looking indications are subject to numerous risks and uncertainties, including risks not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause significant differences between the stated objectives and actual results include, among other factors,  our ability to meet strong competition in our sector and adapt to the ongoing transformation of the telecommunications industry, particularly in France with the arrival of a fourth mobile operator; fluctuations in overall economic activity and in that specific to each of the markets in which we operate; the political situation in countries in which we invest; the emergence of new and powerful players such as content and services suppliers or search engines; our ability to earn a return on our investments in networks; fiscal and regulatory constraints and changes; conditions for access to capital markets and in particular the risks related to the liquidity of the financial markets; foreign exchange and interest rate fluctuations; asset impairment; and the outcome of current legal proceedings. More detailed information on the potential risks that could affect our financial results can be found in the Registration Document filed with the French Autorité des marchés financiers on 27 March 2013 and in the annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on 12 April 2013. Except to the extent required by law, in particular articles 223-1 et seq. of the General Regulations of the AMF, the Orange Group does not undertake any obligation to update forward-looking statements.

appendix 1: consolidated income statement

(in millions of euros, except for per share data)	30 June 2013	30 June 2012
Revenues	20,603	21,843
External purchases	(8,936)	(9,486)
Other operating Income	379	563
Other operating expense	(1,052)	(1,343)
Labour expenses	(4,650)	(4,848)
Gain (losses) on disposal	94	102
Restructuring costs and similar items	(21)	(11)
EBITDA	6,417	6,820
Depreciation and amortisation	(2,962)	(3,114)
Impairment of goodwill	(385)	(159)
Impairment of fixed assets	(3)	(2)
Share of profits (losses) of associates	(74)	(57)
Operating Income	2,993	3,488
Cost of gross financial debt	(869)	(756)
Gains (losses) on assets contributing to net financial debt	29	61
Foreign exchange gains (losses)	5	15
Other financial income and expenses	(34)	(17)
Finance costs, net	(869)	(697)
Income tax	(915)	(882)
Consolidated net income after tax	1,209	1,909
Net income attributable to owners of the parent	1,068	1,738
Net income attributable to non-controlling interests	141	171

Earnings per shares (in euros) attributable to owners of the parent
Net income
•	Basic	0.41	0.66
•	Diluted	0.40	0.65

appendix 2: consolidated statement of financial position

(in millions of euros)	30 June 2013	31 December 2012
Goodwill	25,439	25,773
Other Intangible assets	11,564	11,818
Property, plant and equipment	23,070	23,662
Interests in associates	6,880	7,431
Assets available for sale	90	139
Non-current loans and receivables	1,478	1,003
Non-current financial assets at fair value through profit or loss	166	159
Non-current hedging derivatives assets	165	204
Other non-current assets	232	70
Deferred tax assets	3,339	3,594
Total non-current assets	72,423	73,853
Inventories	574	586
Trade receivables	4,702	4,635
Current loans and other receivables	50	81
Current financial assets at fair value through profit or loss, excluding cash equivalents	332	141
Current hedging derivatives assets	15	3
Other current assets	1,571	1,863
Current tax assets	45	109
Prepaid expenses	578	388
Cash equivalents	4,519	7,116
Cash	1,276	1,205
Total current assets	13,662	16,127
TOTAL ASSETS	86,085	89,980
EQUITY AND LIABILITIES
Share capital	10,596	10,596
Additional paid-in capital	16,790	16,790
Retained earnings	(3,051)	(3,080)
Equity attributable to the owners of the parent	24,335	24,306
Non-controlling interest	1,867	2,078
Total equity	26,202	26,384
Non-current trade payables	341	337
Non-current financial liabilities at amortized cost, excluding trade payables	29,973	31,883
Non-current financial liabilities at fair value through profit or loss	382	482
Non-current hedging derivatives liabilities	775	542
Non-current employee benefits	2,971	2,989
Non-current provisions for dismantling	709	686
Non-current restructuring provisions	79	98
Other non-current liabilities	491	560
Deferred tax liabilities	1,065	1,102
Total non-current liabilities	36,786	38,679
Current trade payables	7,138	7,697
Current financial liabilities at amortized cost, excluding trade payables	6,315	7,331
Current financial liabilities at fair value through profit or loss	114	111
Current hedging derivatives liabilities	12	5
Current employee benefits	1,821	1,948
Current provisions for dismantling	17	23
Current restructuring provisions	37	55
Other current liabilities	2,581	2,755
Current tax payables	2,965	2,794
Deferred income	2,097	2,198
Total current liabilities	23,097	24,917
TOTAL EQUITY AND LIABILITIES	86,085	89,980

appendix 3: consolidated statement of cash flows

(in millions of euros)	30 June 2013	30 June 2012
OPERATING ACTIVITIES
Consolidated net income	1,209	1,909
Adjustments to reconcile net income (loss) to funds generated from operations	4,980	4,781
Change in inventories, trade receivables and trade payables	(200)	60
Other changes in working capital requirements	(325)	(837)
Other net cash out	(1,486)	(1,668)
Net cash provided by operating activities	4,178	4,245
INVESTING ACTIVITIES
Purchases (sales) of property, plant and equipment and intangible assets	(3,026)	(3,844)
Cash paid for investment securities, net of cash acquired	(62)	(1)
Cash paid for joint operations securities, net of cash acquired	8	-
Purchases of equity securities measured at fair value	(10)	(18)
Proceeds from sales of investment securities, net of cash transferred	41	1,411
Decrease (increase) in securities and other financial assets	(196)	763
Net cash used in investing activities	(3,245)	(1,689)
FINANCING ACTIVITIES
Insurance of bonds and other long-term debt	1,207	1,891
Redemptions and repayments of bonds and other long-term borrowings	(3,354)	(2,503)
Increase (decrease) of bank overdrafts and short-term borrowings	7	642
Decrease (increase) of deposits and other debt-linked financial assets	(425)	270
Exchange rates effects on derivatives, net	(122)	193
Purchase of treasury shares	66	(71)
Changes in ownership interests with no gain / loss of control	(11)	(1,489)
Capital increase (decrease) - non-controlling interests	-	1
Dividends paid to non-controlling interests	(262)	(316)
Dividends paid to owners of the parent company	(526)	(2,104)
Net cash used in financing activities	(3,420)	(3,486)
Net change in cash and cash equivalents	(2,487)	(930)
Effect of exchange rates changes on cash and cash equivalents and other non-monetary effects	(39)	31
Cash and cash equivalents - opening balance	8,321	8,061
o/w cash	1,205	1,311
o/w cash equivalents	7,116	6,733
o/w discontinued operations	-	17
Cash and cash equivalents - closing balance	5,795	7,162
o/w cash	1,276	933
o/w cash equivalents	4,519	6,229

appendix 4: change in net financial debt for the first half of 2013

(in millions of euros, on an historical basis)	30 June 2012	31 Dec. 2012	30 June 2013
Restated EBITDA - CAPEX	4,544	7,967	3,962
Licences and spectrum	(1,111)	(1,255)	(231)	(1)
Net interest expense cash out and dividends received	(920)	(1,370)	(1,117)	(2)
Income taxes cash out	(748)	(1,145)	(369)	(3)
Change in WCR	(618)	(56)	(883)	(4)
Other operational items	(745)	(969)	(210)	(5)
Dividends paid to owners of parent company	(2,104)	(3,632)	(526)
Dividends paid to non-controlling interests	(316)	(583)	(262)
Purchase of own shares	(71)	(94)	66
Acquisitions and disposal	1,635	1,518	(42)
Other financial items	167	(36)	547	(6)
Variation in net debt	(287)	345	935
Net financial debt	(31,177)	(30,545)	(29,610)
Restated ratio of net financial debt / EBITDA*	2.11x	2.17x	2.21x

Restated ratio of net financial debt / EBITDA* including the impact of a payment related to a tax dispute concerning the financial year 2005			2.37x	(7)

(1)  Mainly concerns Romania in the first half of 2013 (-164 million euros).

(2)  Decrease in Everything Everywhere dividends received (payment of an exceptional dividend of 155 million euros in the first half of 2012).

(3)  Lower fiscal result used to calculate interim tax payment.

(4)  Deterioration compared with the first half of 2012: impact of the payment in the first half of 2013 of the charge related to the European Community decision (-90 million euros) recognised in 2012; CICE booked but not received in the first half of 2013; and an increase in receivables due to the increase in wholesale revenues in France.

(5)  The first half of 2012 includes the payment of 550 million euros related to the settlement of litigation between DPTG and TP S.A. in Poland.

(6)  Includes the non-monetary effect on net debt, mainly the positive variance of accrued interest and the impact of derivatives compared with 2012.

(7)  The payment related to a tax dispute concerning the financial year 2005 and arising in the second half of 2013, representing an amount of about 2.150 billion euros and a 0.16x increase in the restated net financial debt / EBITDA ratio.

*    The restated ratio of net financial debt to EBITDA is calculated as a ratio of net financial debt, including 50% of the net financial debt of the Everything Everywhere joint venture in the United Kingdom, to restated EBITDA, including 50% of the EBITDA of the Everything Everywhere joint venture.

appendix 5: analysis of consolidated EBITDA

In millions of euros	2013	2012	change
		comparable basis	comparable basis
			(in %)
1rst half
Revenue	20,603	21,570	(4.5)%
External purchases	(8,936)	(9,324)	(4.2)%
in % of revenues	43.4%	43.2%	0.1pt
of which:
Purchases from and fees paid to carriers	(2,548)	(2,790)	(8.7)%
in % of revenues	12.4%	12.9%	(0.6)pt
Other network and IT expenses	(1,418)	(1,411)	0.5%
in % of revenues	6.9%	6.5%	0.3pt
Property, overheads, other external expenses and capitalised production	(1,911)	(1,975)	(3.2)%
in % of revenues	9.3%	9.2%	0.1pt
Commercial expenses and content purchases	(3,059)	(3,148)	(2.8)%
in % of revenues	14.8%	14.6%	0.3pt
Labour expenses*	(4,572)	(4,605)	(0.7)%
in % of revenues	22.2%	21.4%	0.8pt
Other operating income and expenses*	(688)	(698)	(1.4)%
Gains (losses) on disposals of assets*	30	11	-
Restructuring costs	(21)	(11)	-
Restated EBITDA*	6,417	6,943	(7.6)%
in % of revenues	31.1%	32.2%	(1.0)pt

* EBITDA restatements relate to the following exceptional events:

In the first half of 2013, with no net impact on EBITDA:

-

an expense of 78 million euros related to the Part Time for Seniors plans in France and other items connected to labour expenses;

-

a 65 million-euro gain on the disposal of Orange Austria;

-

13 million euros in net proceeds from various litigation cases.

A total positive amount of 276 million euros in the first half of 2012 for:

-

an expense of 204 million euros related to the Part Time for Seniors plans in France and other items connected to labour expenses;

-

an expense of 116 million euros (including recording rights) corresponding to the compensation of 110 million euros paid to Orascom Telecom Media and Technology Holding S.A.E. (OTMT) for the transfer of the services contract between OTMT and ECMS to the Orange Group;

-

net proceeds from various litigation cases of 44 million euros.

In millions of euros	2013	2012	change
		comparable basis	comparable basis
			(in %)
2nd quarter
Revenue	10,323	10,849	(4.8)%
External purchases	(4,485)	(4,658)	(3.7)%
in % of revenues	43.4%	42.9%	0.5pt
of which:
Purchases from and fees paid to carriers	(1,296)	(1,400)	(7.4)%
in % of revenues	12.6%	12.9%	(0.4)pt
Other network and IT expenses	(712)	(711)	0.0%
in % of revenues	6.9%	6.6%	0.3pt
Property, overheads, other external expenses and capitalised production	(975)	(1,008)	(3.2)%
in % of revenues	9.4%	9.3%	0.2pt
Commercial expenses and content purchases	(1,503)	(1,539)	(2.4)%
in % of revenues	14.6%	14.2%	0.4pt
Labour expenses*	(2,255)	(2,303)	(2.1)%
in % of revenues	21.8%	21.2%	0.6pt
Other operating income and expenses*	(314)	(285)	10.3%
Gains (losses) on disposals of assets*	34	1	-
Restructuring costs	(10)	(8)	-
Restated EBITDA*	3,293	3,597	(8.4)%
in % of revenues	31.9%	33.1%	(1.3)pt

* EBITDA restatements relate to the following exceptional events:

In the second quarter of 2013, with a total positive amount of 26 million euros:

-

an expense of 39 million euros related to the Part Time for Seniors plans in France and other items connected to labour expenses;

-

13 million euros in net proceeds from various litigation cases.

A total positive amount of 162 million euros in the second quarter of 2012 for:

-

an expense of 180 million euros related to the Part Time for Seniors plans in France and other items connected to labour expenses;

-

an expense of 116 million euros (including recording rights) corresponding to the compensation of 110 million euros paid to Orascom Telecom Media and Technology Holding S.A.E. (OTMT) for the transfer of the services contract between OTMT and ECMS to the Orange Group;

-

net proceeds from various litigation cases of 134 million euros.

appendix 6: revenues by operating segment

In millions of euros	2013	2012	2012	change	change
		comparable basis	historical basis	comparable basis	historical basis
				(in %)	(in %)
1st half
France	10,084	10,822	10,826	(6.8)%	(6.9)%
Mobile services	4,289	4,757	4,757	(9.8)%	(9.8)%
Mobile equipment sales	231	248	248	(6.8)%	(6.8)%
Fixed services	5,307	5,532	5,532	(4.1)%	(4.1)%
Fixed services retail	3,483	3,712	3,712	(6.2)%	(6.2)%
Fixed services wholesale	1,824	1,820	1,820	0.2%	0.2%
Other revenues	257	285	289	(10.0)%	(11.1)%
Spain	2,021	1,988	1,988	1.6%	1.6%
Mobile services	1,485	1,530	1,530	(3.0)%	(3.0)%
Mobile equipment sales	110	87	87	26.5%	26.5%
Fixed services	418	362	362	15.4%	15.4%
Other revenues	8	9	9	(11.3)%	(11.3)%
Poland	1,572	1,720	1,694	(8.6)%	(7.2)%
Mobile services	747	833	805	(10.3)%	(7.2)%
Mobile equipment sales	18	17	16	5.3%	6.9%
Fixed services	734	811	798	(9.4)%	(8.0)%
Other revenues	73	59	75	22.5%	(1.9)%
Rest of World	3,877	3,866	4,144	0.3%	(6.4)%
of which Egypt	587	568	650	3.3%	(9.6)%
Enterprise	3,297	3,467	3,489	(4.9)%	(5.5)%
Legacy networks	871	1,007	969	(13.4)%	(10.0)%
Mature networks	1,377	1,386	1,434	(0.7)%	(4.0)%
Growing networks	205	196	197	4.6%	4.2%
Services	844	878	889	(3.8)%	(5.1)%
International Carriers and Shared Services	830	814	817	2.0%	1.7%
International Carriers	694	696	696	(0.2)%	(0.2)%
Shared Services	136	118	121	15.3%	12.6%
Inter-segment eliminations	(1,078)	(1,107)	(1,115)	-	-
Group total	20,603	21,570	21,843	(4.5)%	(5.7)%
2nd quarter
France	5,015	5,423	5,425	(7.5)%	(7.6)%
Mobile services	2,132	2,410	2,410	(11.5)%	(11.5)%
Mobile equipment sales	112	125	125	(10.1)%	(10.1)%
Fixed services	2,645	2,751	2,751	(3.9)%	(3.9)%
Fixed services retail	1,723	1,836	1,836	(6.2)%	(6.2)%
Fixed services wholesale	921	914	914	0.8%	0.8%
Other revenues	126	137	139	(8.3)%	(9.6)%
Spain	1,032	1,007	1,007	2.5%	2.5%
Mobile services	744	772	772	(3.6)%	(3.6)%
Mobile equipment sales	75	49	49	51.6%	51.6%
Fixed services	209	182	182	14.8%	14.8%
Other revenues	4	4	4	(1.0)%	(1.0)%
Poland	786	873	862	(9.9)%	(8.8)%
Mobile services	378	425	411	(10.9)%	(7.9)%
Mobile equipment sales	10	8	8	15.8%	17.3%
Fixed services	361	407	402	(11.5)%	(10.3)%
Other revenues	38	33	41	14.8%	(7.7)%
Rest of World	1,943	1,945	2,011	(0.1)%	(3.4)%
of which Egypt	297	283	331	5.2%	(10.2)%
Enterprise	1,662	1,740	1,755	(4.5)%	(5.3)%
Legacy networks	429	491	472	(12.6)%	(9.2)%
Mature networks	696	703	725	(0.9)%	(4.0)%
Growing networks	106	99	100	6.6%	6.0%
Services	432	448	458	(3.6)%	(5.7)%
International Carriers and Shared Services	424	405	407	4.5%	4.1%
International Carriers	359	344	344	4.3%	4.3%
Shared Services	65	62	63	5.7%	3.1%
Inter-segments eliminations	(539)	(545)	(546)	-	-
Group total	10,323	10,849	10,921	(4.8)%	(5.5)%

appendix 7: key performance indicators

	30 June 2013	30 June 2012
Orange Group
Total number of customers* (millions)	231.462	224.526
Mobile service customers* (millions)	173.629	165.976
- of which contract customers (millions)	59.099	54.255
Fixed broadband service customers (millions)	15.107	14.677
- of which IPTV and satellite TV customers (millions)	6.164	5.506
France
Mobile services
Number of customers* (millions)	26.710	26.321
- of which contract customers (millions)	20.033	19.152
Total ARPU (euros)	311	354
Fixed services
Number of fixed line subscribers (millions)	17.442	18.024
Number of broadband customers (millions)	9.975	9.749
Broadband market share at end of period (%)	40.8 ***	41.8
Broadband ARPU (euros)	34.3	35.0
Number of IPTV and satellite TV customers (millions)	5.322	4.703
Number of fixed lines in the Carriers market (millions)	12.796	12.061
Spain
Mobile services
Number of customers* (millions)	12.238	11.717
- of which contract customers (millions)	8.614	7.845
Total ARPU (euros)	249	266
Fixed services
Number of broadband customers (millions)	1.512	1.323
Broadband ARPU (euros)	32.9	32.9
Poland
Mobile services
Number of customers* (millions)	14.947	14.757
- of which contract customers (millions)	6.970	6.937
Total ARPU (PLN)	444	487
Fixed
Number of fixed telephone lines (millions)	6.010	6.840
Number of broadband customers (millions)	2.317	2.344
Number of IPTV and satellite TV customers (thousands)	699	677
Broadband ARPU (PLN)	58.6	55.1
* Excluding customers of MVNOs ** See glossary *** Company estimate.

	30 June 2013	30 June 2012
Rest of World
Mobile services
Total number of customers* (millions)	107.090	100.017
- of which contract customers (millions)	16.494	13.750
Mobile customers by region (millions)
- Europe	19.668	20.281
- Africa and Middle East	84.036	76.562
- Other operations	3.386	3.174
Fixed services
Total number of telephone lines (thousands)	2,021	2,102
- of which Europe (thousands)	681	682
- of which Africa and Middle East (thousands)	1,336	1,414
- of which Other operations (thousands)	4	6
Number of broadband customers (thousands)	951	904
- of which Europe (thousands)	185	166
- of which Africa and Middle East (thousands)	765	735
- of which Other operations (thousands)	1	2
Enterprise
France
Number of legacy telephone lines (thousands)	3,516	3,833
Number of permanent accesses to IP networks (thousands)	350	344
- of which IP-VPN (thousands)	283	277
Number of XoIP connections (thousands)	70	64
World
Total number of IP-VPN accesses worldwide (thousands)	327	322
Everything Everywhere (United Kingdom) **
Mobile services
Number of customers* (millions)	25.287	26.328
- of which contract customers (millions)	13.976	13.143
Total ARPU (£/month, based on quarterly revenues)	18.4	18.7
Fixed services
Number of broadband customers (thousands)	704	714
* Excluding customers of MVNOs
** The Everything Everywhere customer bases are 50% consolidated in the Orange Group customer bases.

appendix 8: glossary

Key figures

comparable basis: data based on comparable accounting principles, consolidation scope and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, consolidation scope and exchange rates. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended.

EBITDA: Earnings Before Interest, Taxes, Depreciation and Amortisation. This indicator corresponds to operating income before depreciation and amortisation, before revaluation related to acquisitions of controlling interests, before reversal of currency translation reserves of liquidated entities, before impairment of goodwill and assets, and before income from associates. EBITDA is not a financial performance indicator as defined by IFRS standards and is not directly comparable to indicators referenced by the same name in other companies.

CAPEX: capital expenditure on tangible and intangible assets excluding telecommunication licences and investments through finance leases.

operating cash flow: corresponds to restated EBITDA minus CAPEX. Orange uses this indicator to measure the Group’s performance in generating cash flow from its operating activities.

average number of employees (full time equivalents): average number of active employees on the last day of the period, prorated for their work time, including both open-permanent contracts and fixed-term contracts.

Mobile services

revenues from mobile services: include revenues generated by incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, machine to machine, roaming revenues from customers of other networks (national and international roaming), revenues with mobile virtual network operators (MVNO) and revenues from network sharing.

mobile ARPU: the annual average revenues per user (ARPU) are calculated by dividing the revenues from incoming and outgoing calls (voice, SMS and data services), network access fees, added-value services, international roaming and incoming calls from MVNOs over the past twelve months, by the weighted average number of customers over the same period, excluding "machine to machine" customers. The weighted average number of customers is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of customers at the start and end of the month. Mobile ARPU is expressed as annual revenues per customer.

roaming: use of a mobile service on the network of an operator other than that of the subscriber.

MVNO: Mobile Virtual Network Operator. These are operators that do not have their own radio network and thus use the infrastructure of third-party networks.

mobile number portability: allows mobile customers to keep their mobile numbers when they change operators. The donor operator deactivates the mobile number in its information system; the recipient operator activates the same mobile number in its own information system.

Fixed services

revenues from fixed services: include traditional fixed telephony, fixed broadband services, enterprise solutions and networks7 and carrier services (national and international interconnections, unbundling and wholesale telephone line rentals).

fixed broadband ARPU (ADSL, FTTH, satellite and WiMAX): the average revenues per user of broadband services per year are calculated by dividing the revenues generated by consumer broadband services over the past twelve months by the weighted average number of accesses over the same period. The weighted average number of accesses is the average of the monthly averages during the period in question. The monthly average is the arithmetic mean of the number of accesses at the start and end of the month. Fixed broadband ARPU is expressed as monthly revenues per access.

7   With the exception of France, where entreprise solutions and networks are listed under the Enterprise business segment.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: July 25, 2013	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations